UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 9)

ENERGY TRANSFER LP

(Name of Issuer)

Common Units

(Title of Class of Securities)

29273V100

(CUSIP Number)

Kelcy L. Warren

8111 Westchester Drive, Suite 600

Dallas, Texas 75225

(214) 981-0700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 10, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29273V100	13D	Page 2 of 12 Pages

1.	Name of reporting person: Kelcy L. Warren
2.	Check the appropriate box if a member of group: (a) ☐ (b) ☒
3.	SEC use only:
4.	Source of funds: OO, PF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or place of organization: United States of America

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole voting power: 301,470,525
	8.	Shared voting power: 929,459
	9.	Sole dispositive power: 301,470,525
	10.	Shared Dispositive Power: 929,459

11.	Aggregate amount beneficially owned by each reporting person: 302,399,984
12.	Check if the aggregate amount in Row (11) excludes certain shares: ☐
13.	Percent of class represented by amount in Row (11): 8.8%
14.	Type of reporting person: IN

CUSIP No. 29273V100	13D	Page 3 of 12 Pages

1.	Name of reporting person: Kelcy Warren Partners, L.P.
2.	Check the appropriate box if a member of group: (a) ☐ (b) ☒
3.	SEC use only:
4.	Source of funds: OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or place of organization: Texas

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole voting power: 123,385,650
	8.	Shared voting power: 0
	9.	Sole dispositive power: 123,385,650
	10.	Shared Dispositive Power: 0

11.	Aggregate amount beneficially owned by each reporting person: 123,385,650
12.	Check if the aggregate amount in Row (11) excludes certain shares: ☐
13.	Percent of class represented by amount in Row (11): 3.6%
14.	Type of reporting person: PN

CUSIP No. 29273V100	13D	Page 4 of 12 Pages

1.	Name of reporting person: Kelcy Warren Partners II, L.P.
2.	Check the appropriate box if a member of group: (a) ☐ (b) ☒
3.	SEC use only:
4.	Source of funds: OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or place of organization: Texas

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole voting power: 10,224,429
	8.	Shared voting power: 0
	9.	Sole dispositive power: 10,224,429
	10.	Shared Dispositive Power: 0

11.	Aggregate amount beneficially owned by each reporting person: 10,224,429
12.	Check if the aggregate amount in Row (11) excludes certain shares: ☐
13.	Percent of class represented by amount in Row (11): 0.3%
14.	Type of reporting person: PN

CUSIP No. 29273V100	13D	Page 5 of 12 Pages

1.	Name of reporting person: Kelcy Warren Partners III, LLC
2.	Check the appropriate box if a member of group: (a) ☐ (b) ☒
3.	SEC use only:
4.	Source of funds: OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or place of organization: Texas

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole voting power: 100,577,803
	8.	Shared voting power: 0
	9.	Sole dispositive power: 100,577,803
	10.	Shared Dispositive Power: 0

11.	Aggregate amount beneficially owned by each reporting person: 100,577,803
12.	Check if the aggregate amount in Row (11) excludes certain shares: ☐
13.	Percent of class represented by amount in Row (11): 2.9%
14.	Type of reporting person: OO – limited liability company

CUSIP No. 29273V100	13D	Page 6 of 12 Pages

1.	Name of reporting person: ET Company Ltd.
2.	Check the appropriate box if a member of group: (a) ☐ (b) ☒
3.	SEC use only:
4.	Source of funds: OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or place of organization: Texas

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole voting power: 0
	8.	Shared voting power: 656,766
	9.	Sole dispositive power: 0
	10.	Shared Dispositive Power: 656,766

11.	Aggregate amount beneficially owned by each reporting person: 656,766
12.	Check if the aggregate amount in Row (11) excludes certain shares: ☐
13.	Percent of class represented by amount in Row (11): Less than 0.1%
14.	Type of reporting person: PN

CUSIP No. 29273V100	13D	Page 7 of 12 Pages

1.	Name of reporting person: LE GP, LLC
2.	Check the appropriate box if a member of group: (a) ☐ (b) ☒
3.	SEC use only:
4.	Source of funds: OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or place of organization: Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole voting power: 601,076
	8.	Shared voting power: 0
	9.	Sole dispositive power: 601,076
	10.	Shared Dispositive Power: 0

11.	Aggregate amount beneficially owned by each reporting person: 601,076
12.	Check if the aggregate amount in Row (11) excludes certain shares: ☐
13.	Percent of class represented by amount in Row (11): Less than 0.1%
14.	Type of reporting person: OO – limited liability company

CUSIP No. 29273V100	13D	Page 8 of 12 Pages

SCHEDULE 13D

This Amendment No. 9 on Schedule 13D/A (“Amendment No. 9”) amends and supplements the statement on Schedule 13D filed with the United States Securities and Exchange Commission on May 17, 2007 (as amended to date, the “Schedule 13D”), relating to the common units representing limited partner interests (the “Common Units”) of Energy Transfer LP, a Delaware limited partnership (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 2. Identity and Background

Item 2 is hereby amended and restated in its entirety as follows:

(a)	Name of Persons Filing this Statement:

(1)	Kelcy L. Warren (“Mr. Warren”), an individual.

(2)	Kelcy Warren Partners, L.P., a Texas limited partnership (“Warren Partners”).

(3)	Kelcy Warren Partners II, L.P., a Texas limited partnership (“Warren Partners II”).

(4)	Kelcy Warren Partners III, LLC, a Texas limited liability company (“Warren Partners III”).

(5)	ET Company, Ltd., a Texas limited partnership (“ET Company”).

(6)	LE GP, LLC, a Delaware limited partnership (“LE GP” and, together with Mr. Warren, Warren Partners, Warren Partners II, Warren Partners III and ET Company, collectively, the “Reporting Persons”).

Information concerning the executive officers and board of directors or managers of each of the Reporting Persons, as applicable (collectively, the “Listed Persons”), including name, business address, present principal occupation or employment, and citizenship is listed on the attached Schedule I, which is incorporated herein by reference.

(b)	Principal Business Address and Principal Office Address of Reporting Persons:

(1)	The principal business address and principal office address of each of the Reporting Persons is 8111 Westchester Drive, Suite 600, Dallas, Texas 75225.

(c)	Present Principal Occupation or Principal Business:

(1)	Mr. Warren’s principal occupation is Executive Chairman of the Issuer.

(2)

Warren Partners, Warren Partners II, Warren Partners III and ET Company were each formed to hold equity interests of the Issuer (including Common Units) and other investments beneficially owned by Mr. Warren.

(3)	LE GP was formed to serve as the general partner of the Issuer.

(d)	None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)

Mr. Warren is a citizen of the United States of America; LE GP is organized under the laws of the State of Delaware; ET Company, Warren Partners, Warren Partners II and Warren Partners III are organized under the laws of the State of Texas.

CUSIP No. 29273V100	13D	Page 9 of 12 Pages

Item 3. Sources and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented as follows:

From November 12, 2018 to August 12, 2024, the Reporting Persons purchased 57,332,154 Common Units in a series of open market transactions for aggregate consideration of approximately $632 million. The Reporting Persons obtained the funds for such purchases through capital contributions from their partners and members, and from personal funds.

In addition, the Reporting Persons acquired 6,504,174 Common Units through the Issuer’s distribution reinvestment plan for no additional consideration.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and they intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; and other future developments.

The Reporting Persons may acquire additional securities of the Issuer in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the board of directors of the general partner of the Issuer (the “Board”), and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore various transactions, including: mergers or acquisitions, securities offerings and/or repurchases by the Issuer; changes to the capitalization or distribution policy of the Issuer; or other changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board.

To facilitate their consideration of such matters, the Reporting Persons may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)

Mr. Warren is the beneficial owner of 302,399,984 Common Units of the Issuer, representing 8.8% of the outstanding Common Units based on a total of 3,422,233,857 Common Units outstanding as of August 2, 2024.

(b)	Mr. Warren has the sole power to direct the voting and the disposition of all the Common Units he, Warren Partners, Warren Partners II and Warren Partners III hold.

ET Company is the record holder of 656,766 Common Units of the Issuer. The 328,383 Common Units included in Mr. Warren’s beneficial ownership total represent 50% of the 656,766 Common Units held of record by ET Company and represent the estimated pro rata interest of Mr. Warren in ET Company, including his interest in Three Dawaco, Inc., the general partner of ET Company. Mr. Warren and Mr. Davis share the power to direct the vote and the disposition of the common units held by ET Company.

CUSIP No. 29273V100	13D	Page 10 of 12 Pages

LE GP holds 601,076 Common Units of the Issuer. The power to vote and dispose of such Common Units is held by the board of directors of LE GP, of which Mr. Warren is the Executive Chairman. Mr. Warren may be deemed to share such power with the board of directors of LE GP. Mr. Warren owns an 81.2% ownership interest in LE GP.

Mr. Warren’s wife, Amy Warren, holds 104,166 Common Units of the Issuer acquired as her separate property. Mr. Warren may be deemed to share the power to vote and dispose of such Common Units with Mrs. Warren and such Common Units are included in Mr. Warren’s beneficial ownership total.

(c)

During the past 60 days, the Reporting Persons purchased 3,000,000 Common Units in open market transactions on the New York Stock Exchange. Details by date, listing the number of Common Units acquired and the weighted average price per unit for transactions that were effected during the past sixty days are provided below. The Reporting Persons undertake to provide, upon request by the staff of the Securities and Exchange Commission, the Issuer, or a security holder of the Issuer, full information regarding the number of Common Units purchased at each separate price for this transaction.

Date	Common Units Purchased	Weighted Average Price per Unit
August 12, 2024	3,000,000	$15.68

Except for the transactions disclosed in this Item 5(c), none of the Reporting Persons has effected any transactions in Common Units during the past sixty days.

(d)	None.

(e)	Not applicable.

CUSIP No. 29273V100	13D	Page 11 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

September 17, 2024

KELCY L. WARREN

By:	/s/ Sonia Aubé, Attorney-in-Fact

LE GP, LLC

By:	/s/ Sonia Aubé
Name: Sonia Aubé
Title: Vice President – Administration and Assistant Secretary

KELCY WARREN PARTNERS, L.P.

By:	/s/ Sonia Aubé, Attorney-in-Fact

KELCY WARREN PARTNERS II, L.P.

By:	/s/ Sonia Aubé, Attorney-in-Fact

ET COMPANY LTD.

By:	/s/ Sonia Aubé, Attorney-in-Fact

KELCY WARREN PARTNERS III, LLC

By:	/s/ Sonia Aubé, Attorney-in-Fact

CUSIP No. 29273V100	13D	Page 12 of 12 Pages

Schedule I

Listed Persons

LE GP, LLC

Name and Business Address	Capacity in Which Serves LE GP	Principal Occupation

Kelcy L. Warren 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Executive Chairman	Executive Chairman of the Board of LE GP, LLC

Thomas E. Long 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Co-Chief Executive Officer and Director	Co-Chief Executive Officer and Director of LE GP, LLC

Marshall S. McCrea, III 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Co-Chief Executive Officer and Director	Co-Chief Executive Officer and Director of LE GP, LLC

Dylan A. Bramhall 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Executive Vice President and Group Chief Financial Officer	Executive Vice President and Group Chief Financial Officer of LE GP, LLC

Gregory G. McIlwain 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Executive Vice President – Operations	Executive Vice President – Operations of LE GP, LLC

A. Troy Sturrock 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Group Senior Vice President, Controller and Princiap Accounting Officer	Group Senior Vice President, Controller and Principal Accounting Officer of LE GP, LLC

James M. Wright, Jr. 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Executive Vice President, General Counsel and Chief Compliance Officer	Executive Vice President, General Counsel and Chief Compliance Officer of LE GP, LLC

Steven R. Anderson 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Director	Private Investor

Richard D. Brannon 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Director	Chief Executive Officer of Uinta Wax LLC

Michael K. Grimm 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Director	President of Rising Star Petroleum, L.L.C.

John W. McReynolds 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Director	Special Advisor to Energy Transfer LP

James R. (Rick) Perry 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Director	Director of LE GP, LLC

Matthew S. Ramsey 8111 Westchester Drive, Suite 600 Dallas, TX 75225	Director	Director of LE GP, LLC